Exhibit 99.2

NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

AND INFORMATION CIRCULAR

OF

TRX GOLD CORPORATION

To be held

Virtually via Microsoft Teams

at 10:00 a.m. (Toronto time)

on Wednesday, February 25, 2026

Shareholders may attend the meeting via live webcast. Registered Shareholders attending via webcast may vote during the meeting. All Shareholders are encouraged to vote their proxies prior to the meeting. Shareholders will be afforded the opportunity to ask questions of management at the conclusion of the meeting.

Teams meeting details are as follows:

Link:	https://teams.microsoft.com/l/meetup-join/19%3ameeting_NzI5YTcwOGUtOTI2OS00ZmZjLWE4MGUtZmUwMzBkMWEyMjFj%40thread.v2/0?context=%7b%22Tid%22%3a%22745c9c7f-0a5b-4423-9415-05c4c28440cd%22%2c%22Oid%22%3a%22fe558089-434b-4b79-a821-d2c1a4aba702%22%7d
Meeting ID:	296 519 864 356 02
Passcode:	5PW3gH7e
Join on the Web:	https://www.microsoft.com/microsoft-teams/join-a-meeting

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

277 Lakeshore Road East, Suite 403

Oakville, Ontario L6J 6J3

www.trxgold.com

TO THE SHAREHOLDERS OF

TRX GOLD CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the shareholders of TRX Gold Corporation (the "Corporation") will be held virtually via Microsoft Teams, on Wednesday, February 25, 2026 at 10:00 a.m., Toronto time, for the following purposes:

1.	To receive and consider the consolidated audited financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended August 31, 2025;

2.	To set the number of directors at five (5);

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

5.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Shareholders are encouraged to vote by proxy and may attend the Meeting via live webcast. Registered Shareholders attending via webcast may vote during the meeting. All Shareholders are encouraged to vote their proxies prior to the meeting. Shareholders will be afforded the opportunity to ask questions of management at the conclusion of the meeting.

Teams meeting details are as follows:

Link:	https://teams.microsoft.com/l/meetup-join/19%3ameeting_NzI5YTcwOGUtOTI2OS00ZmZjLWE4MGUtZmUwMzBkMWEyMjFj%40thread.v2/0?context=%7b%22Tid%22%3a%22745c9c7f-0a5b-4423-9415-05c4c28440cd%22%2c%22Oid%22%3a%22fe558089-434b-4b79-a821-d2c1a4aba702%22%7d
Meeting ID:	296 519 864 356 02
Passcode:	5PW3gH7e
Join on the Web:	https://www.microsoft.com/microsoft-teams/join-a-meeting

Shareholders are encouraged to vote by proxy, by mail, by telephone or electronically on the Internet, in advance of the deadline set forth in the accompanying Information Circular. See “Proxies and Voting Rights.” The Corporation is not aware of any items of business to be brought before the Meeting other than those described in the Information Circular.

If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic advisor, Advisense Partners (“Advisense"), at 1.844.215.1201 (toll-free in North America), or at 1.647.576.9927 (outside North America), or by email at engage@advisensepartners.com.

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NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access provisions (“Notice-and-Access Provisions”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the Meeting in respect of mailings to registered holders and beneficial holders of Common Shares. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Materials can be viewed online under the Corporation’s SEDAR+ profile at www.sedarplus.ca and at the following internet address: https://odysseytrust.com/client/trxgold-corporation/

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR+ by:

•	Visiting the following internet address: https://odysseytrust.com/client/trxgold-corporation/
•	Calling 1-888-290-1175 within North America or outside of North America at 1-587-885-0960; or
•	Sending an email to shareholders@odysseytrust.com

Requests should be received at least five (5) business days in advance of the proxy return date and time set out in the proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date. Additional information respecting how to obtain paper copies of the meeting materials may be found in the Information Circular.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on January 9, 2026, are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT: Please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. Alternatively, the proxy can be voted by telephone or electronically as set forth in the form of proxy. To be used at the Meeting, completed proxies must be received by Odyssey Trust Company Attn: Proxy Department, 1100, 67 Yonge Street, Toronto, ON, Canada, M5E 1J8, prior to 10:00 a.m. (Toronto time) on February 23, 2026. The mailing address, telephone number and internet website of Odyssey Trust Company are set out in the form of proxy accompanying this notice.

DATED this 9th day of January, 2026.

By Order of the Board

/s/“Shubo Rakhit”
Shubo Rakhit
Chairman

277 Lakeshore Road East, Suite 403

Oakville, Ontario L6J 6J3

www.trxgold.com

INFORMATION CIRCULAR

(As at January 9, 2026, except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of TRX Gold Corporation (the "Corporation") for use at the annual general and special meeting (the "Meeting") of the shareholders of the Corporation (“Shareholders”) to be held on February 25, 2026 and at any adjournment(s) thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares. The cost of solicitation will be borne by the Corporation. The Corporation has engaged Advisense Partners to provide an array of strategic advisory, shareholder intelligence and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of the Corporation. The Corporation may also reimburse brokers and other persons holding Common Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

The persons named as proxy holders (the “Designated Persons”) in the enclosed form of proxy are directors or senior officers of the Corporation. A Shareholder has the right to appoint a person or entity (who need not be a Shareholder) to attend and act for him/her on his/her behalf at the meeting other than the Designated Persons in the accompanying form of proxy. To exercise this right the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

In order to be voted, the completed instrument of proxy must be deposited at the office of the registrar and transfer agent of the Corporation, Odyssey Trust Company (the “Transfer Agent”) at its offices at Proxy Dept., 1100, 67 Yonge Street, Toronto, ON, Canada, M5E 1J8, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Alternatively, the completed form of proxy may be deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

A registered Shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the place and within the time noted above;
(b)	signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the Transfer Agent, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chair of the Meeting prior to the Meeting’s commencement on the date of the Meeting or any adjournment thereof,

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(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a Shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or
(d)	any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as many Shareholders do not hold their shares in the Corporation in their own name. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such Shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders appearing on the records maintained by the Corporation’s Transfer Agent as registered Shareholders will be recognized and allowed to vote at the Meeting. If a Shareholder’s shares are listed in an account statement provided to the Shareholder by a broker, in all likelihood those shares are not registered in the Shareholder’s name and that Shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the Shareholder’s broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting. Beneficial Shareholders are also asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with securities regulatory policy, the Corporation is not sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Intermediaries for distribution to Beneficial Shareholders, unless a Beneficial Shareholder has waived the right to receive them.

The Corporation does not intend to pay for Intermediaries to deliver the Meeting materials and Form 54-101F7 –Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting materials unless their Intermediary assumes the costs of delivery.

Intermediaries are required to forward the Meeting materials to Beneficial Shareholders to seek their voting instructions in advance of the Meeting. Shares held by Intermediaries can only be voted in accordance with the instructions of the Beneficial Shareholders. The Intermediaries often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Intermediary in order that your shares are voted at the Meeting.

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The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic advisor, Advisense, at 1.844.215.1201 (toll-free in North America), or at 1.647.576.9927 (outside North America), or by email at engage@advisensepartners.com.

Voting of Common Shares and Proxies and

Exercise of Discretion by Designated Persons

Only Shareholders of record as at the close of business on January 9, 2026 (the “Record Date”) who have completed and delivered a form of proxy in the manner and subject to the provisions described under the heading "Appointment of Proxies" shall be entitled to vote, or have their common shares voted, at the Meeting, or any adjournment thereof. On any poll, each Shareholder of record holding common shares of the Corporation on the Record Date is entitled to one vote for each common share registered in his or her name on the list of Shareholders as at the Record Date.

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon and the Shareholder has appointed one of the Designated Persons named in the form of proxy, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy and it is intended that the Designated Persons will vote the Common Shares represented by such proxy in favour of all matters identified in the proxy, including the setting of the number of directors at five and the election of the nominees to the Corporation’s Board of Directors (the “Board”), the appointment of the auditors, and any other matters proposed by management at the Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

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In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

The Corporation may utilize the Broadridge QuickVoteTM system, which involves NOBOs being contacted by Advisense, which is soliciting proxies on behalf of Management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s Intermediary). While representatives of Advisense are soliciting proxies on behalf of Management, Shareholders are not required to vote in the manner recommended by the Board of Directors. The QuickVoteTM system is intended to assist Shareholders in placing their votes, however, there is no obligation for any Shareholders to vote using the QuickVoteTM system, and Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Information Circular. Any voting instructions provided by a Shareholder will be recorded and such Shareholder will receive a letter from Broadridge (on behalf of the Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access provisions (“Notice-and-Access Provisions”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the Meeting in respect of mailings to registered holders and beneficial holders of Common Shares. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

Registered holders and beneficial holders of Common Shares will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, paper copies of the Notice of the Meeting, this Information Circular, a form of proxy and the financial information in respect of our most recently completed financial year (the “Meeting Materials”), will be mailed to those shareholders who do not hold their Common Shares in their own name but who have previously requested to receive paper copies of these materials.

The Meeting Materials will be available electronically at https://odysseytrust.com/client/trxgold-corporation/ as of January 26, 2026, and will remain on the website for one (1) full year thereafter. The Meeting Materials will also be available on SEDAR+ at www.sedarplus.ca.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation by calling toll-free at 1-888-290-1175 within North America or outside of North America at 1-587-885-0960 or by sending an email to shareholders@odysseytrust.com. Meeting Materials will be sent to such shareholders and to shareholders requesting paper copies of the Meeting Materials by any other means at no cost to them, within three (3) business days of the Corporation receiving their request, if such requests are made before the date of the Meeting, including any adjournment thereof, and within 10 calendar days of the Corporation receiving their request, if such requests are made on or after the date of the Meeting and within one (1) calendar year of the Meeting Materials being filed online.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, or any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

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VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares (the “Common Shares”, “Shares”, “common shares” or “shares”), of which 288,332,578 Common Shares are issued and outstanding. Each Common Share entitles the holder thereof to one vote in respect of the matters to be considered at the Meeting. The holders of Common Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)	a shareholder has transferred the ownership of any shares after January 9, 2026, and

(ii)	the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

The articles of the Corporation provide that a quorum at any meeting of Shareholders shall be two (2) Shareholders of the Corporation entitled to vote at the meeting, present in person or represented by proxy.

To the knowledge of the directors and executive officers of the Corporation, there are no shareholders who beneficially own directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic advisor, Advisense, at 1.844.215.1201 (toll-free in North America), or at 1.647.576.9927 (outside North America), or by email at engage@advisensepartners.com.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE CORPORATION’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

1.        Financial Statements

The audited financial statements of the Corporation for the year ended August 31, 2025, together with the auditors’ report thereon (the “Financial Statements”), will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 – Continuous Disclosure Obligations, shareholders will not automatically receive copies of financial statements unless a financial statement request card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management’s Discussion & Analysis are available to the public under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca.

2.       Set Numbers of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Corporation at five (5). The number of directors will be approved if the affirmative vote of at least a majority of Common Shares present or represented by proxy at the Meeting and entitled to vote thereat are voted in favour of setting the number of directors at five.

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The shares represented by proxy will be voted FOR the resolution to set the number of directors at five (5), unless the Shareholder has specified in the instrument of proxy that the Shareholder’s Common Shares are to be voted against the resolution.

3.        Election of Directors

Majority Voting

The Corporation has adopted a majority voting policy for directors for uncontested meetings. The Board believes that each director should have the confidence and support of the shareholders of the Corporation. To this end, the Board has unanimously adopted a Majority Voting Policy for directors of uncontested meetings.

If with respect to any individual director nominee, the number of shares withheld from voting is greater than the number of shares voted in favour of such individual nominee, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will forthwith submit his or her resignation to the Board to take effect on acceptance by the Board. The Board will promptly refer the resignation to the Nominating Committee for consideration. The Nominating Committee shall consider the matter and make a recommendation to the full board and the Board will determine whether or not to accept the tendered resignation within 90 days of the shareholders’ meeting. The director tendering his or her resignation will not participate in any meetings of the Committee or the Board which considers the resignation.

The Board currently consists of five (5) directors, all of whom are elected annually. The term of office for each of the current directors of the Corporation expires at the Meeting. The Board has determined to nominate the five (5) current directors for re-election: Shubo Rakhit, Stephen Mullowney, Dr. Norman Betts, Richard Steinberg, and John McVey.

The five (5) persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. It is the intention of the Designated Persons to vote FOR the resolution electing the nominees outlined below as directors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the instrument of proxy that the Shareholder’s Common Shares are to be withheld from voting on the election of such directors.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

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The names, jurisdiction of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Jurisdiction of Residence and Position with the Corporation	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled (1)
Stephen Mullowney (4) Mississauga, Ontario Chief Executive Officer and Director	CEO of the Corporation since December 2020, former Partner and Managing Director at PricewaterhouseCoopers LLP (PwC).	February 25, 2021	1,785,972 Holds approximately 2.3% in Common Shares(5)
Shubo Rakhit (2)(3) Mississauga, Ontario Chairman	Corporate finance professional; previously, Managing Director, Head of Mergers and Acquisitions with Echelon Wealth Partners.	March 15, 2021	599,007
Dr. Norman Betts (2)(3) Fredericton, New Brunswick Director	Retired Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant Fellow.	January 4, 2005	586,425
Richard J. Steinberg (2)(3) Toronto, Ontario Director	Partner, Fasken Martineau DuMoulin LLP, former Chair of Fasken’s Securities and Mergers & Acquisitions Group.	February 25, 2022	303,126
John McVey (4) Langley, British Columbia Director	Director of Fortune Mineral Limited and Arizona Gold & Silver Inc., Former CEO of Procon Mining & Tunnelling Ltd. from 2015 to 2024, B.A.Sc and M.A.Sc in Chemical Engineering from the University of Waterloo, licensed professional engineer in Ontario and Alberta, and ICD.D designation from the Institute of Corporate Directors.	February 27, 2025	18,230
(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 9, 2026 is based on information furnished to the Corporation by the individual nominees.
(2)	Member of Audit and Risk Management Committee. Dr. Betts serves as Chair.
(3)	Member of Corporate Governance and Nominating Committee. Mr. Steinberg serves as Chair.
(4)	Member of the Technical Committee. The COO of the Corporation, Mr. Richard Boffey, is also a member. Mr. McVey serves as Chair.
(5)	Includes shares beneficially owned and share-based awards vested, but not paid out or distributed.

Corporate Cease Trade Orders or Bankruptcies

Other than as set out below, within the ten years prior to the date of this Information Circular, no director or proposed director of the Corporation is, or has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or
(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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Dr. Norman Betts served as a director of Intellipharmaceutics International Inc. (“IPC”) from January 1, 2019, to October 30, 2024. On October 31, 2024, IPC filed an assignment in bankruptcy pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada) and a trustee in bankruptcy was appointed. In addition, IPC was subject to two general "failure to file" cease trade orders, one issued on March 6, 2023, and subsequently revoked on June 7, 2023, and one issued on March 5, 2024, that remains in place.

Individual Bankruptcies

Within the ten (10) years prior to the date of this Information Circular, no director of the Corporation has become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Within the past ten years no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4.       Appointment of Auditors

At the Meeting, the Shareholders will be asked to vote for the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as auditors for the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration.

The shares represented by proxy will be voted FOR the resolution to appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the form of proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts reported in are in US funds unless otherwise indicated.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)	an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)	each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

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In respect of the Corporation’s year ended August 31, 2025, the Corporation is naming six (6) NEOs.

Name	Position
Stephen Mullowney	Chief Executive Officer (“CEO”)
Michael Leonard	Chief Financial Officer (“CFO”)
Richard Boffey(1)	Chief Operating Officer (“COO”)
Khalaf Rashid	Senior Vice President (“SVP”), Tanzania
Alex Ho(2)	Former Corporate Controller
Andrew Cheatle(3)	Former COO
(1)	Mr. Boffey was appointed as the COO of the Corporation effective as of December 5, 2024.
(2)	Mr. Ho resigned as Corporate Controller of the Corporation effective as of November 28, 2025.
(3)	Mr. Cheatle resigned as an officer and director of the Corporation effective as of December 5, 2024.

Key Highlights of the Corporation’s Executive and Director Compensation Programs

Provided below are highlights of the Corporation’s executive and director compensation programs that have been put in place moving forward to ensure good governance:

•	Pay for performance – The vast majority of NEO compensation is tied to “at risk” pay in the form of annual incentives and long-term Incentives (namely stock options and shares). For the four current NEOs, approximately 71% of target compensation is tied to Incentive compensation.

•	Regular review of peer group – The Corporate Governance and Nominating Committee regularly reviews the applicability of the compensation peer group for NEOs annually and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Corporation’s operations.

•	Relevant performance metrics – The performance metrics and expected performance levels for the annual incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Corporation’s shareholders.

•	Threshold performance expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before payouts can be made for that metric. If threshold performance is not achieved under the annual incentive performance metrics, then there is the possibility for no annual incentive to be paid. Stock option grants, due to the requirement for the Corporation’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run. Share grants and RSUs also fluctuate in value for NEOs in-line with the performance of the Corporation’s shares.

•	Targets on incentive payouts – Annual incentive payouts are targeted at 100% of salary for each NEO to ensure affordability for the Corporation.

•	Focus on the liquidity needs of the Corporation – Annual incentive payouts have been split between cash and equity (in the form of RSUs) in recent years to ensure that the liquidity needs of the Corporation are met.

•	Modest benefits – Benefits are set at competitive levels, but represent a small part of total NEO compensation.

•	Double Trigger Change of Control provisions – Change of control provisions in the Corporation’s employment agreements only trigger when there is both a change in control of the Corporation and a subsequent termination of employment (either by the new employer or the executive for Good Reason).

•	Independent Advice on compensation levels and structure – The Corporate Governance and Nominating Committee has engaged with Global Governance Advisors since 2021 to support the Committee in making decisions regarding executive and Board compensation at the Corporation (see “Compensation Discussion and Analysis – Compensation Review Process” for more information).

•	Review of compensation risk – The Corporate Governance and Nominating Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

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•	“Anti-hedging” policy – The Corporation has a policy that prohibits hedging and derivative trading for NEOs and non-employee directors.

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed annually by the Corporate Governance and Nominating (“CG&N”) Committee of the Board of the Corporation. The CG&N Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The CG&N Committee is currently comprised of three directors: Richard Steinberg (Chair), Norman Betts and Shubo Rakhit all of whom are independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

During Fiscal Year 2025, the CG&N Committee once again engaged with Global Governance Advisors (“GGA”), an independent compensation advisor with significant global executive and director compensation experience, to review and provide recommendations to the CG&N Committee regarding the Corporation’s executive and non-employee director’s compensation philosophy, peer group and compensation plan designs.

Overall, the members of the CG&N Committee, with the assistance of GGA, had the necessary experience to enable them to make decisions on the suitability of the Corporation’s compensation policies or practices during the Corporation’s 2025 Fiscal Year.

During the 2025 Fiscal Year, TRX worked with GGA to review and update (where needed) the compensation philosophy for the Corporation that would aid the Corporation in determining appropriate compensation for both its executives as well as non-employee directors.

The goal of the executive compensation philosophy at TRX is to attract, motivate, retain and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations. TRX’s compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Corporation’s financial and operational performance as well as individual contributions. The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incent such executives to drive the organization’s growth in a sustainable and prudent way.

The following key principles guide the Corporation’s overall compensation philosophy:

•	Attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the Corporation’s success;
•	Align executive interests with the business objectives of TRX;
•	Focus executives on the key business factors that will drive shareholder value;
•	Align compensation with TRX’s corporate strategy and financial interests as well as the long-term interests of TRX shareholders; and,
•	Compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

During Fiscal Year 2025, the CG&N Committee worked with GGA to evaluate and provide recommendations on the Corporation’s executive and director compensation programs to ensure the Corporation continues to be market-competitive among a defined “Peer Group” (as detailed below) and in the overall mining marketplace. This review included analysis of the Corporation’s Peer Group for the purpose of evaluating total direct compensation (base salary plus short-term incentive and long-term incentive) levels and high-level analysis of the Corporation’s short and long-term design practices relative to the Peer Group and broader competitive market. The Corporation’s Peer Group is reviewed periodically to generally ensure it remains aligned with the current size and scope of the Corporation’s operations, and is based on companies that generally meet the following criteria:

•	Companies with a market cap range between 0.25x and 4x the size of TRX, but also considering other factors such as Total Assets and Total Revenues at TRX;
•	Companies with operations in similar geographical locations to TRX to account for geographic risk;
•	Companies primarily mining for gold/silver or other precious metals;
•	Companies with a similar business strategy and scope of operations to TRX; and
•	Publicly traded companies on major global exchanges.

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The Corporation’s 2025 Peer Group consisted of the following companies:

Asante Gold Corp.	Lucara Diamond Corp.	Sherritt International Corporation
Caledonia Mining Corporation PLC	Mako Mining Corp.	Thor Explorations Ltd.
Galiano Gold Inc.	Mandalay Resources Corp.	Troilus Gold Corp.
GoGold Resources Inc.	Orezone Gold Corp.
Gold Resource Corp.	Robex Resources Inc.

GGA completed a compensation review for the Corporation’s executives and non-employee directors in the summer and fall of 2025, which took into account TRX’s evolving state of operations at that time. The Peer Group is intended to evolve over time as the nature of TRX’s operations change and operations at its Buckreef Mine grow and stabilize.

Companies removed from the Peer Group in Fiscal Year 2025 were deemed to be too large or not at a similar stage of operations as TRX. Those companies added to the Peer Group were deemed to meet many, if not all of the characteristics described above, and face unique geographical challenges, similar to TRX.

The Corporation’s compensation program seeks to reward an executive officer’s current and future expected performance. Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluation of the Corporation’s achievement of corporate milestones and objectives.

Hedging Policy

The Corporation’s NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Neither the NEOs nor the directors are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEOs or directors, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Compensation Review Process

The CG&N Committee is tasked with the responsibility of, among other things, recommending to the Board, compensation policies and guidelines for the Corporation and for implementing and overseeing compensation policies approved by the Board. It reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary, short-term incentives, and participation in equity compensation arrangements such as the Omnibus Equity Incentive Plan.

Specifically in Fiscal Year 2025, the CG&N Committee was assisted in this by an external compensation consultant (GGA) who performed a benchmarking comparison with a group of peer companies, and provided recommendations and guidance to the committee on compensation in setting appropriate levels of remuneration and in creating an appropriate compensation structure for the Named Executive Officers within the Corporation. Additionally, in assessing compensation levels, the committee relied on the experience of their members as officers, directors and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process was to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
•	identify and understand any gaps that may exist between the Corporation’s compensation levels and compensation paid by other companies as well as any differences in compensation structure; and
•	establish a basis for developing salary adjustments and short-term and long-term incentive awards.

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The results of the review indicated that no adjustments were required to base salaries and target short-term incentive levels for the NEOs as target total cash compensation was generally market competitive (with the exception of the CEO where a small adjustment to target short-term incentive was recommended, starting in Fiscal Year 2026). An annual market competitive grant of equity compensation was provided to tie executives to the long-term performance of TRX’s shares and reflect the complexity involved in managing TRX’s operations at Buckreef. This was done through a mixture of Stock Options and RSUs for all NEOs (except for Messrs. Cheatle and Ho who are no longer with the Corporation). A leveraged payout curve with the ability to earn up to 200% of target in the case of superior performance was maintained for the short-term incentive plan.

Ultimately, the CG&N Committee considered the implications of the risks associated with the Corporation’s compensation policies and practices and concluded that, given the nature of the Corporation’s business and the role of the CG&N Committee in overseeing the Corporation’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Use of Consultants

The CG&N Committee is required to pre-approve any compensation related engagements with independent third parties, such as GGA. Although management of the Corporation may work with GGA on compensation specifics, GGA reports directly to the CG&N Committee in all engagements undertaken. The Corporation incurred the following fees for GGA’s work over the last two fiscal years:

Fiscal Year	Executive Compensation Related Fees	All Other Fees
2025	C$43,000	C$0
2024	C$67,500	C$2,000

During Fiscal Years 2024 and 2025, the CG&N Committee worked with GGA to review and update the Corporation’s compensation philosophy and peer group, which was then utilized to conduct compensation benchmarking for the Corporation’s top four executives and non-employee directors. This included analysis of competitive compensation levels, but also the short and long-term incentive plan designs at the Corporation and its peers. In addition, GGA also assisted TRX with advice on balanced scorecard development and performance management for the both the 2024 and 2025 Fiscal Years, and compensation-related disclosure within the Corporation’s annual Form 40-F, Annual Information Form, and Information Circular for Fiscal Years 2024 and 2025. In Fiscal Year 2024, GGA also provided high-level support on director candidate identification and outreach as part of the Corporation’s board succession planning efforts.

The CG&N Committee is currently comprised of the following directors, all of whom are independent:

Richard Steinberg (Chair)	Independent (1)
Norman Betts	Independent (1)
Shubo Rakhit	Independent (1)
(1)	A member of a committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

Elements of Executive Compensation Program

During Fiscal Year 2025, the Corporation’s compensation program was comprised of four (4) components:

1.	base salary;
2.	short-term incentive;
3.	equity compensation through the Omnibus Equity Incentive Plan; and
4.	employee benefits.

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Component	Rationale & Process
Base Salary

•      Forms the basis for attracting talent and comparing to and remaining competitive with the market.

•      Fixed, and used to determine other aspects of the compensation program.

•      Targeted within the range of the peer group while also taking into account the factors listed below.

•     Determined at the beginning of the year based on benchmarking performed internally or by an independent third-party consultant. The base salary for each NEO is based on an assessment of the current competitive market, economic conditions, compensation levels within the peer group, Corporation performance (both on an absolute basis and relative to the peer group), complexity of the workload undertaken and the particular skills of each NEO such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

•      Using market-based data from the external benchmarking comparison, budgetary guidelines and other internally generated planning and forecasting tools, the CG&N Committee performs an assessment of the compensation of all NEOs. The CG&N Committee then works to set the base salary of the CEO and then along with the CEO to set the base salary of the CFO and other NEOs.

Short-Term Incentive

•      Links pay to corporate and/or personal achievements for the year.

•      Short-term incentive opportunity targeted at the median of the peer group with ability to pay above median when superior results are achieved.

•     Short-term incentive criteria are established at the start of the year and include specific targets and corporate goals. Successful achievement of a short-term incentive target will trigger a partial incentive payout. The CG&N Committee assesses NEO performance against the short-term incentive criteria annually and, if criteria are met, approves the payment of short-term incentives. If a minimum level of performance is not achieved then no short-term incentive is paid to an NEO.

•      To maintain sufficient liquidity for the Corporation, Short-Term Incentive payouts can be deferred either partially or in full into RSUs as opposed to cash at the discretion of the Board, with input from the CEO.

Equity Compensation (e.g. Omnibus Equity Incentive Plan)

•      Links pay to the longer-term performance of the Corporation’s Shares.

•      The level of equity compensation granted is targeted at the median of the peer group with the ability to realize value from equity above median when superior share price performance is achieved for the Corporation’s shareholders.

•      The Corporation has historically granted long-term incentives in the form of stock options, generally with a 5-year term to expiry. Stock Options are granted to encourage share ownership and creative value-creation for shareholders in those receiving Options. They also help align the interests of the NEOs with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Corporation’s Shares. In recent years, Restricted Share Units (“RSUs”) have also been granted to provide added retention value to NEOs while also aligning final payout value to the future performance of the Corporation’s shares. In the future, RSUs may have performance vesting conditions placed on them (i.e., Performance Share Units – PSUs) which will act as an additional pay-for-performance element within the Corporation’s compensation program.

•      The Corporation also has made grants of Corporation Shares historically to NEOs as part of their employment contracts, which also tie the NEOs to the long-term value created for TRX shareholders.

Employee Benefits

•      Participation in the Corporation’s employee group benefits plans is provided to each NEO where available.

•      There is no pension plan for the NEOs, other than the RRSP matching contributions provided to the CEO under his employment contract.

•      Employee benefits are designed to be competitive overall with equivalent positions in the mining industry of similar size and scope.

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Base Salary

In determining the annual base salary, the Board of Directors, with the recommendation of the CG&N Committee, considered the following factors:

•	Current competitive market and economic conditions;
•	Compensation levels within the peer group;
•	Corporation performance on an absolute basis and relative to the peer group;
•	Complexity of the workload undertaken; and
•	Particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

The annual base salaries for NEOs in Fiscal Year 2025 are highlighted in the table below. Following GGA’s compensation review for NEOs, base salaries were set for Fiscal Year 2026 and are also highlighted in the table below:

Named Executive Officer and Position	Fiscal Year 2025 Base Salary	Fiscal Year 2026 Base Salary
Stephen Mullowney, CEO	$500,000	$500,000
Michael Leonard, CFO	$300,000	$300,000
Richard Boffey, COO(1)	$360,000	$360,000
Khalaf Rashid, SVP Tanzania	$250,000	$250,000
Alex Ho, Former Corporate Controller(2)	C$183,750	N/A
Andrew Cheatle, Former COO(3)	N/A	N/A
(1)	Mr. Boffey was appointed as the COO of the Corporation effective as of December 5, 2024.
(2)	Mr. Ho resigned as Corporate Controller of the Corporation effective as of November 28, 2025.
(3)	Mr. Cheatle resigned as an officer and director of the Corporation effective as of December 5, 2024.

Short-Term Incentive

Short-term incentive payments are determined based on the CG&N Committee’s judgment of the performance of the Corporation and individual executives on an annual basis with reference to the financial position of the Corporation. Incentives historically have been determined on a discretionary basis with no set formula used to determine short-term incentive amounts given the relative size of the Corporation and relatively new management team that has been put in place.

With TRX continuing to advance its operations and mature as a business, greater structure was put in place for Fiscal Years 2024 and 2025 to determine short-term incentive payouts. This included the development of specific objectives/milestones to drive management’s performance as well as the consideration of individual accomplishments throughout the fiscal year. The CG&N Committee and management were assisted in these efforts by the Corporation’s independent compensation advisor, GGA.

In respect of Fiscal Year 2025, the Board of Directors and CG&N Committee have recognized the accomplishments of management as a whole. Specifically:

•	The expansion of production at Buckreef being completed on time and on budget taking the processing plant to 2,000 tonnes per day, with recent announcements that the processing facility will be significantly larger than 3,000 tonnes per day in the future;
•	The recognizing of record revenue, gross profit, net income, operating cash flow and Adjusted EBITDA (all of which reflected increases from Fiscal Year 2024);
•	Strengthening of the Corporation’s Working Capital position, which should result in the Corporation being full recapitalized from a working capital perspective in Q2 2026;
•	Delivery of a robust PEA for Buckreef, outlining average gold production of 62,000 ounces per year over a 17.6 year mine life and an NPV5% of $1.2 billion after-tax at $4,000 per ounce gold prices;
•	The discovery of a new high-grade zone with outstanding exploration results, known as the “Stamford Bridge Zone”, which delivered the Corporation’s two best drill results ever, which makes the case for increased exploration drilling in this zone in Fiscal Year 2026;

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•	Establishing domestic gold sales through the signing of an agreement with the Bank of Tanzania to set aside a minimum of 20% of gold dore production at site for domestic sale to the Bank of Tanzania, which comes at a reduced royalty rate from exported sales;
•	The strengthening of the Corporation’s management team and the Board through the appointment of Richard Boffey as Chief Operating Officer and John McVey as a Director, who both bring valuable operational experience to TRX and will be essential in advising the Company on its next phase of expansion and growth at Buckreef; and
•	The exceptional safety and environmental record achieved by TRX at Buckreef.

In recognizing these accomplishments, taking into consideration the Corporation’s financial position in respect of Fiscal Year 2025, the Board of Directors, with the recommendation of the CG&N Committee and consultation with management, determined that short-term incentive payouts higher than Fiscal Year 2024 be made to NEOs in respect of performance, but that the majority of incentive compensation continued to be provided in the form of Stock Options and RSUs. Canadian NEOs have also continued to defer certain RSU grants in order to maintain treasury as the Corporation is responsible for income tax withholdings on RSU income. These RSU grants have vested and will be issued in the future.

Short-term incentive payouts to be provided to NEOs are as follows:

Named Executive Officer and Position	Short-Term Incentive Payout	Short-Term Incentive Payout (% of Fiscal Year 2025 Salary)	Short-Term Incentive Target (% of Salary)
Stephen Mullowney, CEO	$450,000	90%	100%
Michael Leonard, CFO	$150,000	50%	50%
Richard Boffey, COO(1)	$360,000	100%	100%
Khalaf Rashid, SVP Tanzania	$100,000	40%	50%
Alex Ho, Former Corporate Controller(2)	C$41,500	22.6%	30%
(1)	Mr. Boffey was appointed as the COO of the Corporation effective as of December 5, 2024.
(2)	Mr. Ho resigned as Corporate Controller of the Corporation effective as of November 28, 2025.

The Corporation provided short-term incentive payouts for Fiscal Year 2025 when it was determined that TRX was in an adequate financial position to make such payments.

Equity Compensation

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. The Corporation awards equity-based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Corporate Governance and Nominating Committee. Previous awards of such equity compensation are taken into account when considering new grants.

Effective June 26, 2019, the Corporation adopted the Omnibus Equity Incentive Plan (the “Omnibus Plan”) which was approved by the shareholders at a meeting held on August 16, 2019, and subsequently re-approved at annual general and special meetings of shareholders held February 25, 2022, and February 27, 2025.

The implementation of any new incentive equity-based compensation plan and amendments to the existing plans are the responsibility of the Corporation’s Board.

The maximum allocation of stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) under the plan in aggregate is 10% of the outstanding common shares of the Corporation from time-to-time.

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The aggregate number of Common Shares, (a) issuable to insiders (as defined in the Omnibus Plan) at any time under all of the Corporation’s security based compensation arrangements may not exceed 10% of the Corporation’s total issued and outstanding Common Shares; and (b) issued to insiders within any one-year period, under all of the Corporation’s security based compensation arrangements may not exceed 10% of the Corporation’s total issued and outstanding Common Shares; provided that the acquisition of Common Shares by the Corporation for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of Common Shares for cancellation. The annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options. For certainty, this annual limit does not apply to one-time sign-on awards for new Non-Employee Directors.

The granting of stock options and share units is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the long-term interests of shareholders while also aiding in building share ownership and retention for the Corporation’s employees.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of Common Shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Options

The objective of stock options is to align compensation with returns achieved for TRX shareholders. Eligible executives and employees will only earn value if the underlying share price of TRX appreciates above the exercise price the stock options are granted at. They are intended to assist TRX in retaining employees, attracting critical talent and provide an opportunity to participate in TRX’s long-term share price growth.

Stock options are granted according to the specific level of responsibility of the particular employee and the number of options for each level of responsibility is determined by the Compensation Committee with senior-level executives receiving a larger portion of their compensation in the form of stock options. Consideration is made to historical grants made to the employee and the number of stock options outstanding when determining whether future grants should be made, in addition to any initial sign-on awards.

An Option entitles a holder thereof to purchase a Common Share at an exercise price set at the time of the grant, which exercise price must in all cases be not less than the Market Price on the date of grant (the “Exercise Price”). Market Price is defined as the greater of the volume weighted average trading price of the Common Shares on the TSX or NYSE American for the five trading days immediately preceding the date of grant (or, if such Common Shares are not then listed and posted for trading on the TSX or NYSE American, on such stock exchange on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board); provided that, for so long as the Common Shares are listed and posted for trading on the TSX or NYSE American, the Market Price shall not be less than the market price, as calculated under the policies of the TSX or NYSE American and further provided that with respect to an award made to a U.S. Taxpayer (as defined in the Omnibus Plan), such participant and the number of Common Shares subject to such Omnibus Plan Award shall be identified by the Board or the Committee (as defined in the Omnibus Plan) prior to the start of the applicable five trading day period (“Market Price”). In the event that such Shares are not listed and posted for trading on any exchange, the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion and, with respect to an Omnibus Plan Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code (as defined in the Omnibus Plan).

The term of each Option will be fixed by the Plan Administrator, but may not exceed 10 years from the grant date.

As of August 31, 2025, 14,924,000 options are outstanding, representing 5.24% of common shares outstanding.

Restricted Share Units

The objective of granting RSUs is to retain employees and non-employee directors while maintaining alignment of compensation with the long-term share price performance provided to TRX shareholders. RSUs also aid in promoting greater share ownership by executives, employees and non-employee directors at TRX. They are intended to help TRX in retaining and motivating key talent to drive performance over the long run.

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An RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each RSU after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined by multiplying the number of RSUs redeemed for cash by the Market Price on the date of settlement.

The number of RSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the RSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant.

As of August 31, 2025, 2,933,497 RSUs are outstanding, representing 1.03% of common shares outstanding. The majority of the outstanding RSUs have vested but have not been issued since management has deferred the issuance in order to have working capital.

Performance Share Units

The objective of granting PSUs is to retain employees while maintaining alignment of compensation with the long-term performance provided to TRX shareholders, both from a share price and/or operational perspective. PSUs also aid in promoting greater share ownership by executives and employees at TRX. They are intended to help TRX in retaining and motivating key talent to drive performance over the long run.

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each PSU on a future date, generally upon the achievement of certain performance goals within the Corporation as determined by the Plan Administrator. Upon settlement, holders will receive (a) one fully paid and non- assessable Common Share in respect of each vested PSU, (b) subject to the approval of the Plan Administrator, a cash payment or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

The number of PSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the PSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant. In certain cases, a discount may be applied to take into account the additional performance conditions attached to the PSU grant.

As of August 31, 2025, no PSUs are outstanding.

Deferred Share Units

The objective of granting DSUs is to retain employees and/or non-employee directors while maintaining alignment of compensation with the long-term share price performance provided to TRX shareholders. DSUs also aid in promoting greater share ownership by executives, employees and non-employee directors at TRX.

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each DSU on a future date, generally upon termination of service with the Corporation. Upon settlement, holders will receive (a) one fully paid and non- assessable Common Share in respect of each vested DSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

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The number of DSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the DSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant.

As of August 31, 2025, no DSUs are outstanding.

Dividend Equivalents

RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the Record Date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Further details on the Corporation’s Omnibus Equity Incentive Plan can be found in the Corporation’s 2024 Information Circular, filed on January 28, 2025, on SEDAR+ at www.sedarplus.ca.

Equity Compensation Awarded

The following table outlines the value of equity compensation earned or granted to NEOs in Fiscal Year 2025. The number of options granted took into account the results of GGA’s competitive market review as well as the complexity of the incumbent’s role and their individual performance. They are intended to motivate NEOs to achieve long-term share price growth and value for TRX shareholders. The Fiscal Year 2025 equity compensation was granted in December 2025 and is reflected in the table below.

Annual LTIP Grants for Fiscal Year 2025

Named Executive Officer and Position	Number of Options Granted(4)	Exercise Price	Grant Date Fair Value of Options(5, 6)	Number of RSUs Granted(4, 8)	Value per Share(7)	Grant Date Fair Value of RSUs
Stephen Mullowney, CEO	613,599	$0.92	$250,000	781,250	$0.96	$750,000
Michael Leonard, CFO	245,424	$0.92	$100,000	312,500	$0.96	$300,000
Richard Boffey, COO(1)	506,186	$0.92	$206,250	269,531	$0.96	$258,750
Khalaf Rashid, SVP, Tanzania	138,051	$0.92	$56,250	175,781	$0.96	$168,750
Alex Ho, Former Corporate Controller(2)	Nil	Nil	Nil	Nil	Nil	Nil
Andrew Cheatle, Former COO(3)	Nil	Nil	Nil	Nil	Nil	Nil
(1) Mr. Boffey was appointed as the COO of the Corporation effective as of December 5, 2024.
(2) Mr. Ho resigned as Corporate Controller of the Corporation effective as of November 28, 2025.
(3) Mr. Cheatle resigned as an officer and director of the Corporation effective as of December 5, 2024.
(4) Options and RSUs were granted on January 8, 2026, for Fiscal Year 2025 services.
(5) The grant date fair value of options is determined by the Black-Scholes value of each option granted multiplied by number of options granted.
(6) Options vest as per the following schedule: One third vested immediately on January 8, 2026, the date of grant. The remaining vests equally over a 2-year period on each anniversary of the date of grant. Options expire on January 8, 2029.
(7) The grant date fair value of RSUs was deemed to be valued at $0.96.
(8) RSUs vest equally over a 3-year period on August 31, 2026, 2027 and 2028.

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Clawback Policy

On November 23, 2023, the Board adopted an Incentive-based Compensation Clawback Policy (“Clawback Policy”) in accordance with the NYSE American continued listing requirements. The Clawback Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws.

In the event of any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess incentive compensation received by any executive covered by the policy during the three completed fiscal years immediately preceding the date on which the Corporation is required to prepare an accounting restatement.

For further information on the Corporation’s Clawback Policy, please refer to the full text of the Clawback Policy posted on the TRX website at www.trxgold.com.

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of C$100, with the cumulative total return, in respect of the S&P/TSX Composite Index and S&P/TSX Global Gold Index compiled by the TSX for the five most recently completed financial years. Both the S&P/TSX Composite Index and S&P/TSX Global Gold Index figures are provided on a total return basis.

Cumulative Value of C$100 Investment
$250.00
$225.00
$200.00
$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
$25.00
$0.00
2020-08-31
2021-08-31
2022-08-31
2023-08-31
TRX Gold Corporation
S&P/TSX Global Gold Index
S&P/TSX Composite Index

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	2020/08/31	2021/08/31	2022/08/31	2023/08/31	2024/08/31	2025/08/31	2025/12/31
TRX Gold Corporation	$100.00	$45.87	$58.72	$48.62	$49.54	$46.79	$116.51
S&P/TSX Composite Index	$100.00	$128.24	$123.90	$134.43	$159.65	$200.94	$225.02
S&P/TSX Global Gold Index	$100.00	$77.46	$60.95	$76.73	$103.58	$176.66	$237.98

There has been significant turnover in terms of NEOs within the Corporation over the past 5 years, so direct correlation between NEO compensation and the Corporation’s total return for shareholders is difficult to establish. Starting in Fiscal Year 2022, a significant portion of NEO compensation has now been tied to equity compensation through the granting of stock options and RSUs which are considered at-risk and long-term performance based. Over time, the realized and realizable compensation earned by NEOs should prove to have more correlation with the total return achieved for TRX shareholders.

It should be noted that since August 31, 2025, the Corporation’s share price has risen significantly from C$0.51 per share to C$1.27, as of December 31, 2025, representing a 149% return for shareholders over the last four months of the calendar year. This is due to the Corporation’s positive Q4 2025 and Fiscal Year 2025 results as well as subsequent announcements relating to further processing expansion at Buckreef.

The following tables set forth particulars concerning the compensation of the six NEOs for the Corporation’s last three fiscal years ended August 31, 2025, 2024, and 2023:

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Summary Compensation Table

All dollar amounts reported in Executive Compensation are in US funds.

Name and Principal Position	Year	Salary ($)	Share-based Awards ($)	Option-based Awards ($)(11)	Non-equity incentive plan compensation ($)(7)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual incentive plans	Long-term incentive plans
Stephen Mullowney, CEO(1)	2025 2024 2023	500,000 500,000 500,000	750,000(9) 958,915(10) 1,000,000	250,000 191,085 202,975	450,000 150,000 100,000	Nil Nil Nil	21,422 22,152 22,317	3,937(8) 4,730(8) Nil	1,975,359 1,826,882 1,725,292
Michael Leonard, CFO(2)	2025 2024 2023	300,000 300,000 265,000	300,000(9) 226,349(10) 345,000	100,000 114,651 121,785	150,000 90,000 80,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	850,000 731,000 731,785
Richard Boffey, COO(3)	2025 2024 2023	360,000 Nil Nil	618,750 Nil Nil	206,250 Nil Nil	360,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,545,000 Nil Nil
Khalaf Rashid, Senior Vice President, Tanzania(4)	2025 2024 2023	250,000 250,000 225,000	168,750(9) 153,853(10) 285,000	56,250 61,147 64,952	100,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	575,000 515,000 624,952
Alex Ho, Former Corporate Controller(5)	2025 2024 2023	129,655 128,558 94,239	Nil 97,222(10) 165,900	Nil 30,574 Nil	30,028 36,393 37,361	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	159,683(12) 292,747(13) 297,500(14)
Andrew Cheatle, Former COO(6)	2025 2024 2023	31,250 375,000 375,000	Nil 750,000 750,000	Nil Nil 109,607	Nil Nil 70,000	Nil Nil Nil	Nil 22,347 22,585	200,000 Nil Nil	231,250 1,147,347 1,257,192
(1)	Mr. Mullowney was appointed as CEO effective December 1, 2020. Mr. Mullowney’s executive employment agreement included common shares bonus of $500,000 on his appointment date. The employment agreement also included a minimum bonus of $500,000 payable in common shares on the first anniversary of his appointment date, and a minimum bonus of $1,000,000 payable in common shares on the secondary anniversary of his appointment date and a minimum bonus of $1,000,000 payable in common shares on the third anniversary of his appointment date.
(2)	Mr. Leonard was appointed as CFO effective as of March 1, 2021.
(3)	Mr. Boffey was appointed as COO effective as of December 5, 2024.
(4)	Mr. Rashid was appointed as Senior Vice President, Tanzania effective May 18, 2021.
(5)	Mr. Ho resigned as Corporate Controller effective November 28, 2025.
(6)	Mr. Cheatle resigned as an officer and director of the Corporation effective December 5, 2024.
(7)	See “Short-Term Incentive” discussion above.
(8)	Consists of medical/insurance benefits.
(9)	The RSUs included in share-based awards were valued at $0.96.
(10)	The RSUs included in share-based awards were valued at $0.36.
(11)	The value of option-based awards is based on the grant date fair value of options determined by the Black-Scholes value of each option granted multiplied by number of options granted.
(12)	Translated from Canadian Dollars at an average rate of 1.41.
(13)	Translated from Canadian Dollars at an average rate of 1.37.
(14)	Translated from Canadian Dollars at an average rate of 1.36.

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Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table outlines all outstanding share-based and option-based awards as of January 9, 2026:

	Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1)(2)(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(1)(2) ($)
Stephen Mullowney, CEO	2025(1) 2024(2) 2023 2022	613,559 1,250,000 1,250,000 2,500,000	0.92 0.36 0.45 0.50	January 8, 2029 December 24, 2029 August 28, 2028 August 17, 2027	1,407,500	2,094,056	774,801	4,436,138(7)
Michael Leonard, CFO	2025(1) 2024(2) 2023 2022	245,424 750,000 750,000 1,750,000	0.92 0.36 0.45 0.50	January 8, 2029 December 24, 2029 August 28, 2028 August 17, 2027	924,500	453,888	167,939	734,827(8)
Richard Boffey, COO(4)	2025(1)	506,186	0.92	January 8, 2029	Nil	269,531	99,726	Nil
Khalaf Rashid, Senior Vice President, Tanzania	2025(1) 2024(2) 2023 2022	138,051 400,000 400,000 1,250,000	0.92 0.36 0.45 0.50	January 8, 2029 December 24, 2029 August 28, 2028 August 17, 2027	594,400	182,917	67,679	196,946(9)
Alex Ho, Former Corporate Controller(5)	2024(2)	80,000	0.36	February 26, 2026	21,600	Nil	Nil	129,019(11)
Andrew Cheatle, Former COO(6)	2025	Nil	Nil	Nil	Nil	Nil	Nil	2,409,956(10)
(1)	Option and RSU awards for Fiscal Year 2025 were granted on January 8, 2026, and valued at $0.96 at time of grant.
(2)	Option and RSU awards for Fiscal Year 2024 were granted on December 24, 2024, and valued at $0.36 at time of grant.
(3)	The market value of vested share-based awards not paid out or distributed were calculated using the closing price of TRX common shares on the NYSE American as of January 9, 2026 ($0.90).
(4)	Mr. Boffey was appointed as the COO of the Corporation effective as of December 5, 2024.
(5)	Mr. Ho resigned as Corporate Controller of the Corporation effective as of November 28, 2025.
(6)	Mr. Cheatle resigned as an officer and director of the Corporation effective as of December 5, 2024. Any unexercised options or unvested share-awards at the time of Mr. Cheatle’s resignation were dealt with according to the Corporation’s Omnibus Equity Incentive Plan.
(7)	Mr. Mullowney currently has 4,929,042 share-based awards vested, but not paid out or distributed, less any withholding tax as applicable.
(8)	Mr. Leonard currently has 816,475 share-based awards vested, but not paid out or distributed, less any withholding tax as applicable.
(9)	Mr. Rashid currently has 218,828 share-based awards vested, but not paid out or distributed, less any withholding tax as applicable.
(10)	Mr. Cheatle had 2,677,729 share-based awards vested during the time of his employment that have not paid out or distributed, less any withholding tax as applicable. These shares will be distributed to Mr. Cheatle in due course.
(11)	Mr. Ho currently has 143,354 share-based awards vested, but not paid out or distributed, less any withholding tax as applicable.

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Incentive plan awards – Value vested or earned during the year

The following table outlines the value of share-based and option-based awards that would have been realized on the vesting as of January 9, 2026:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stephen Mullowney, CEO	147,500	242,869	450,000
Michael Leonard, CFO	88,500	26,156	150,000
Richard Boffey, COO(4)	Nil	360,000	360,000
Khalaf Rashid, Senior Vice President, Tanzania	47,200	1,320	100,000
Alex Ho, Former Corporate Controller(5)	23,600	148,866	30,028(3)
Andrew Cheatle, Former COO(6)	Nil	Nil	Nil

(1)     The value of option-based awards is calculated as the difference between the closing price of TRX common shares on the NYSE American on each vesting date and the exercise price of options vested multiplied by the number of options vested during the year.

(2)     The value of share-based awards is calculated as the closing price of TRX common shares on the NYSE American on each vesting date multiplied by the number of shares vested during the year.

(3)     Translated from Canadian Dollars at a rate of 1.41.

(4)     Mr. Boffey was appointed as the COO of the Corporation effective as of December 5, 2024.

(5)     Mr. Ho resigned as Corporate Controller of the Corporation effective as of November 28, 2025.

(6)     Mr. Cheatle resigned as an officer and director of the Corporation effective as of December 5, 2024.

Incentive plan awards - Value exercised during the year

No options were exercised by any of the NEOs during the fiscal year ended August 31, 2025.

Executive Compensation Agreements

The Corporation has entered into an employment agreement (each a “Senior Executive Agreement”) with each of its current NEOs (Stephen Mullowney, Michael Leonard, Khalaf Rashid, Richard Boffey) with an indefinite term and provisions regarding base salary, cash signing bonuses, performance bonuses, minimum stock bonuses, paid vacation time, eligibility for benefits and security-based compensation, and confidentiality provisions of indefinite application. Each Senior Executive Agreement includes Termination and Change of Control Benefits. Alex Ho resigned as Corporate Controller on November 28, 2025.

The Corporation entered into the NEOs’ Employment Agreements on the following effective dates:

•	Stephen Mullowney (15th of October, 2020)
•	Michael Leonard (23rd of February, 2021)
•	Richard Boffey (5th of December, 2024)
•	Khalaf Rashid (18th of May, 2021)

Termination and Change of Control Benefits

The following employment contracts are in place whereby each person is entitled to termination or change of control benefits:

Stephen Mullowney

Pursuant to the Executive Employment Agreement with Stephen Mullowney, CEO, Mr. Mullowney is entitled to the following compensation in the event of termination without cause or should Mr. Mullowney resign for good reason:

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•	During the first year, a lump sum payment equivalent to 1 times his base salary, 1 times performance bonus to which he is entitled, 0% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Mullowney receives comparable benefits from another employer;
•	During the second year, a lump sum payment equivalent to 1.5 times his base salary, 1.5 times performance bonus to which he is entitled, 50% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Mullowney receives comparable benefits from another employer;
•	During the third year, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 75% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Mullowney receives comparable benefits from another employer; and
•	During the fourth year and subsequent thereto, a lump sum payment equivalent to 2.5 times his base salary, 2.5 times performance bonus to which he is entitled, 100% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Mullowney receives comparable benefits from another employer.
•	An annual common share issuance having a fair market value of USD$500,000 on each anniversary of the effective date of his employment agreement (“Severance Stock”) until the earlier of (i) five such annual issuances have been made, and (ii) such time as the sum of the fair market value of the minimum stock bonuses issued to Mr. Mullowney the Severance Stock issuances equals USD$3,000,000.

Mr. Mullowney is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Mullowney resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 36 months of base salary;
•	a lump sum payment equivalent to 3 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the earlier of an additional 36 months from the date of termination or the date upon Mr. Mullowney receives comparable benefits from another employee;
•	subject to the terms of any Omnibus Equity Incentive Plan, all minimum stock bonuses granted that have not yet become payable as of the date of termination shall immediately become payable on the date of termination; and
•	subject to the terms of any Omnibus Equity Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Michael Leonard

Pursuant to the Executive Employment Agreement with Michael Leonard, CFO, Mr. Leonard is entitled to the following compensation in the event of termination without cause or should Mr. Leonard resign for good reason:

•	An amount equal to 6 months’ base salary, plus 1 month of base salary for every completed year of service, up to a maximum of 12 months’ base salary in lieu of notice of termination;
•	Any incentive bonus or other compensation awards that may have been declared as having been earned and owing immediately preceding the date of termination;
•	Continuation of any benefits during the notice period; and
•	In the event Mr. Leonard accepts alternate employment prior to the expiry of the notice period, the salary continuation payments will end upon the commencement of the alternate employment and Mr. Leonard will receive a lump sum payment equal to 50% of the value of the unexpired portion of the notice period.

Mr. Leonard is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Leonard resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;

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•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Equity Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Richard Boffey

Pursuant to the Executive Employment Agreement with Richard Boffey, COO, Mr. Boffey is entitled to the following compensation in the event of termination without cause:

•	An amount equal to 6 months’ base salary, plus 1 month of base salary for every completed year of service, up to a maximum of 12 months’ base salary in lieu of notice of termination;
•	Any incentive bonus or other compensation awards that may have been declared as having been earned and owing immediately preceding the date of termination;
•	Continuation of any benefits during the notice period; and
•	In the event Mr. Boffey accepts alternate employment prior to the expiry of the notice period, the salary continuation payments will end upon the commencement of the alternate employment and Mr. Boffey will receive a lump sum payment equal to 50% of the value of the unexpired portion of the notice period.

Mr. Boffey is entitled to the following compensation in the event his employment is terminated without cause within 12 months following a change of control of the Corporation or Mr. Boffey resigns for good cause within 12 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Equity Incentive Plan, all Options granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Khalaf Rashid

Pursuant to the Executive Employment Agreement with Khalaf Rashid, Senior Vice-President, Tanzania, Mr. Rashid is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Rashid resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Equity Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

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Summarized below are the current severance obligations owed to the current NEOs upon a Termination without Cause or Termination following a Change of Control scenario, as of August 31, 2025. These figures exclude the value of benefits continuation.

	Termination without Cause		Change of Control
	Entitlement		Entitlement
Stephen Mullowney, CEO	2.5x Base Salary 2.5x Performance Bonus 100% of all equity awards(1) 24 months Benefits	$3.3 million	36 months Base Salary 3x Performance Bonus Minimum Stock Bonus 100% of all equity awards(1) 36 months Benefits	$3.8 million
Michael Leonard, CFO	10 months Base Salary	$250,000	24 months Base Salary 2x Performance Bonus 100% of all equity awards(1)	$1.4 million
Richard Boffey, COO	6 months Base Salary	$180,000	24 months Base Salary 2x Performance Bonus 100% of all Option awards(1)	$1.4 million
Khalaf Rashid, SVP Tanzania	n/a	n/a	24 months Base Salary 2x Performance Bonus 100% of all equity awards(1)	$1.1 million
(1)	The value of vesting of option-based awards is calculated as the difference between the closing price of TRX common shares on the NYSE American on August 31, 2025 ($0.37) and the exercise price of options vested multiplied by the number of options outstanding at August 31, 2025. The value of vesting of share-based awards is calculated as the closing price of TRX common shares on the NYSE American ($0.37) multiplied by the number of RSUs outstanding at August 31, 2025.

Pension Plan Benefits

In the executive employment agreement that the Corporation has entered with Mr. Mullowney with an annual cash contribution to their retirement savings plan to the maximum amount permitted under the Canadian Income Tax Act, subject to an annual maximum value of CAD $30,000.

Director Compensation

During Fiscal Year 2025, the Corporation engaged GGA to complete an updated review of non-employee director compensation. The director compensation philosophy was re-affirmed as part of that review with the following objectives:

•	Be fair and reasonable, reflecting the time and effort required by a director;
•	Reflect the complexities, risks, skillsets and value associated with directors on the Board;
•	Attract, retain and motivate high quality individuals to act in the best interests of the shareholders;
•	Reward each director based on individual commitments; and
•	Be affordable to the organization.

A more formalized compensation structure with flat cash retainers paid for Board and Committee service was adopted along with eligibility to receive annual equity grants (currently in the form of RSUs). Compensation has been targeted at an appropriate position within TRX’s peer group to reflect the relative workload and risk of liability non-employee directors are assuming currently.

In Fiscal Year 2024, non-employee directors were recognized for the relatively high workload expected during the year in finalizing cash retainer and equity awards.

Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board. The retainers outlined below take into account the results of benchmarking analysis conducted by GGA in the summer and fall of 2025 to continue to position the non-employee director compensation at TRX competitively within the peer group and reflect the roles, responsibilities and risks faced by TRX directors.

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Since Fiscal Year 2022, non-employee directors can elect to receive all or a portion of cash fees in RSUs.

Based on GGA’s review of non-employee director compensation during Fiscal Year 2025, no adjustments were made to cash retainers, however starting in Fiscal Year 2026 the Board Chair will receive an all-inclusive cash retainer of $134,000 and only a cash retainer as member of the audit committee moving forward. The table below highlights the go-forward retainer structure at TRX with the appointment of a new independent Board Chair. There is no cash retainer associated with the Technical Committee.

	Chair Annual Retainer ($)	Member Annual Retainer ($)
Board of Directors	134,000	70,000
Audit and Risk Management Committee	12,000	6,000
Corporate Governance and Nominating Committee	10,000	5,000

Equity Compensation

In addition to the cash retainers outlined above, TRX directors are also eligible to receive an annual grant of RSUs, subject to the annual grant limits approved under the Omnibus Equity Incentive Plan.

RSU grants have been made to non-employee directors to compensate them for their service in the last year. The higher grant received by Mr. Rakhit takes into account his role as Board Chair, and is reflective of the added role, workload and responsibilities he has taken on as Board Chair.

The following table outlines the value of equity compensation granted to non-employee directors in the form of RSUs.

Director	Number of RSUs Granted	Grant Price	Grant Date Fair Value of RSUs (1)
Norman Betts	93,750	0.96	$90,000
John McVey	36,458	0.96	$35,000
Shubo Rakhit	114,583	0.96	$110,000
Richard Steinberg	93,750	0.96	$90,000

(1)	The grant date fair value of RSUs was deemed to be valued at $0.96. RSUs vested on December 29, 2025 and January 8, 2026.

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Corporation’s most recently completed financial year:

Name	Fees Earned ($)	Option-Based Awards ($)	Share-Based Awards ($)	All Other Compensation ($)	Total ($)
Norman Betts	87,000	Nil	90,000	Nil	177,000
John McVey	35,000	Nil	35,000	Nil	70,000
Shubo Rakhit	151,000(1)	Nil	110,000	Nil	261,000
Richard Steinberg	86,000	Nil	90,000	Nil	176,000
(1)	Includes $15,000 earned by Mr. Rakhit as an independent member of the board of directors of Buckreef Gold Company Ltd., a subsidiary of the Corporation.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding as of January 9, 2026 with respect to the non-employee directors.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Norman Betts	Nil	Nil	Nil	Nil	Nil	Nil	Nil
John McVey	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shubo Rakhit	Nil	Nil	Nil	Nil	Nil	Nil	209,992(1)
Richard Steinberg	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	Value based on the closing price of TRX shares on the NYSE American as of January 9, 2026 ($0.90). Mr. Rakhit currently has 233,324 share-based awards vested, but not paid out or distributed, less any withholding tax as applicable.

Value vested or earned during the fiscal year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Norman Betts	Nil	90,000	Nil
John McVey	Nil	35,000	Nil
Shubo Rakhit	Nil	110,000	Nil
Richard Steinberg	Nil	90,000	Nil
(1) The value of share-based awards vested on December 29, 2025 and January 8, 2026 was calculated at a deemed value of $0.96.

Value exercised during the year

No options were exercised by any of the non-employee directors during the fiscal year ended August 31, 2025.

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Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding Stock Options & RSUs	Weighted average exercise price of outstanding Stock Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(d)
Equity compensation plans approved by security holders (Omnibus Equity Incentive Plan) Canadian Dollar denominated	2,449,000(1)	CAD $0.41	10,720,617(3)
Equity compensation plans approved by security holders (Omnibus Equity Incentive Plan) US Dollars denominated	15,663,641(2)	USD $0.51
Total	18,112,641		10,720,617(3)
(1)	Includes 2,449,000 Options as of January 9, 2026.
(2)	Includes 11,883,220 Options and 4,219,601 RSUs as of January 9, 2026.
(3)	Based on 288,332,578 common shares outstanding as of January 9, 2026.

Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company manual, of each of Corporation’s security-based compensation arrangements for the three most recently completed financial years:

Omnibus Equity Incentive Plan
For the Year Ended August 31,	Burn Rate
2025	1.48%
2024	3.31%
2023	2.09%

Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Corporation’s current and prior equity compensation plans, as applicable, by the weighted average number of securities outstanding for the applicable fiscal year.

Composition of the Audit and Risk Management Committee

The Audit and Risk Management Committee members are comprised of the following directors of the Corporation:

• Norman Betts (Chair)	Independent (1)	Financial expert (2)
• Shubo Rakhit	Independent (1)	Financially literate (3)
• Richard J. Steinberg	Independent (1)	Financially literate (3)

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An Audit Committee Financial Expert must possess five attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions. Mr. Betts meets the definition of Financial Expert due to his standing as a Chartered Accountant Fellow.
(3)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

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For further details about the Audit and Risk Management Committee, Shareholders are referred to the Corporation’s Annual Information Form dated December 1, 2025 (filed on SEDAR+ on December 1, 2025) under the heading, “Audit Committee Information” for the disclosure required by Form 52-110F1 of National Instrument 52-110 – Audit Committee (“NI 52-110”).

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board has confirmed the Corporation’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in the United Republic of Tanzania (“Tanzania”). Tanzania remains the focus of the Corporation’s exploration and development activities. The Corporation’s primary asset is its interest in the Buckreef Gold Project.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

1.       Board of Directors

A director is considered independent only where the Board determines that the director has no direct or indirect material relationship with the Corporation or its subsidiaries (together referred to as the Corporation). A “material relationship” is defined in NI 52-110 to mean any relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

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On an annual basis, the Board, in consultation with the Audit and Risk Management Committee, reviews each relationship that a director has with the Corporation in order to determine whether the director is or remains independent.

Based on reference to these requirements and review of the applicable factual circumstances against these standards, the Board, in consultation with the Audit and Risk Management Committee, has determined that subsequent to the Meeting, a majority of its directors will be independent. The following table identifies which directors are not independent and the basis for that determination.

Director	Independence Status	Basis for determination of non-independence
Stephen Mullowney	Not independent	Mr. Mullowney is considered to have a material relationship with the Corporation by virtue of his position as CEO of the Corporation
Norman Betts	Independent	Not applicable – no material relationship
Richard Steinberg	Independent	Not applicable – no material relationship
Shubo Rakhit	Independent	Not applicable – no material relationship
John McVey	Independent	Not applicable – no material relationship

The following directors of the Corporation are presently directors of other reporting issuers:

Norman Betts:	Adex Mining Inc., and 49 North Resources Inc.

John McVey:	Fortune Minerals Limited, and Arizona Gold & Silver Inc.

The independent directors may hold separate meetings at which management is not in attendance. The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors. The Board allows for time after each Board meeting to meet without management and non-independent directors present. The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate. The various board committees are comprised completely of independent directors.

The following table provides details regarding directors’ attendance at board and committee meetings held during the relevant period (September 1, 2024, to August 31, 2025).

Meetings Attendance	Board of Directors	Audit and Risk Management Committee	Corporate Governance and Nominating Committee
Norman Betts	7 of 7	4 of 4	3 of 3
Stephen Mullowney	7 of 7	-	-
Shubo Rakhit	7 of 7	4 of 4	3 of 3
Richard Steinberg	7 of 7	4 of 4	3 of 3
John McVey(1)	3 of 3	-	-
(1)	Mr. McVey was elected to the Board of Corporation on February 27, 2025.

The Technical Committee was formed on July 11, 2025, and is comprised of John McVey (Chair), Stephen Mullowney and Richard Boffey. The Technical Committee meets regularly on an informal basis and reviews technical disclosures. The Technical Committee did not meet formally during the year ended August 31, 2025.

2.       Board Mandate

The following is the mandate of the Board:

•	Advocate and support the best interests of the Corporation;
•	Review and approve strategic, business and capital plans for the Corporation;

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•	Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;
•	Review the principal risks of the Corporation’s business and pursue the implementation of appropriate systems to manage such risks;
•	Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;
•	Establish and monitor a Code of Ethics and Business Conduct for Directors, Officers and Employees to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;
•	Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;
•	Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements;
•	Review and monitor the effectiveness of the Audit and Risk Management Committee, and the Audit and Risk Management Committee Charter, on at least an annual basis;
•	Select, evaluate, and compensate the senior management;
•	Grant shares or restricted stock units, or both, and monitor the evaluation and compensation of senior management;
•	Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Corporation to its shareholders; in addition, assume responsibility for the Communication (Disclosure) Policy of the Corporation to ensure that it addresses how the Corporation interacts with analysts and the public and that it contains measures for the Corporation to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Corporation;
•	Monitor compliance with the Communication (Disclosure) Policy and be responsible for the granting of any waivers therefrom;
•	Monitor overall safety and environmental policies and programs;
•	Monitor the development and implementation of programs for management succession and development; and
•	Discharge such other duties as may be required for the good stewardship of the Corporation.

3.       Position Descriptions

The Board has developed a written position description for the Chair of the Board which sets out Chair’s duties and responsibilities. The Board does not at this time have formal position descriptions for the Chair of each Board committee and the CEO. The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

Management is required to seek the Board’s approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

4.       Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports, and copies of the Corporation’s codes and policies, including the statement of corporate governance policies of the Board, code of ethics and business conduct, code of ethical conduct for financial managers, whistleblower policy, disclosure (communications) policy and audit and risk management committee charter. New directors are encouraged to visit and meet with management on a regular basis. Management of the Corporation makes itself available for discussion with all Board members.

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The Board does not presently provide organized continuing education programs for its directors. However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure the director’s knowledge and skills remain current to meet their obligations as directors.

5.       Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to directors, officers, employees and consultants, and a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour. The Code is posted on the Corporation’s website at www.trxgold.com. The Code is also available for viewing on the SEDAR+ website at www.sedarplus.ca. The Board accepts the responsibility of monitoring compliance with the Code. The Corporation requires that directors, officers and employees annually certify they have complied with the Code. The Corporation has filed no material change reports relating to departures from the Code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. Furthermore, all issuances of shares to insiders are separately approved by the Audit and Risk Management Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6.       Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board has a Corporate Governance and Nominating Committee comprised of independent directors Richard Steinberg (Chair), Norman Betts and Shubo Rakhit. When a vacancy on the Board arises, the Corporate Governance and Nominating Committee is encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Board. When considering a potential candidate, the Corporate Governance and Nominating Committee considers the qualities and skills that the Board, as a whole, should have. Based on the talent already represented on the Board, the Corporate Governance and Nominating Committee identifies the skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure they possess the requisite qualities, including integrity, business judgment and experience and other skills and abilities to work well with the Board and the Corporation.

Board Succession: Commenced in Fiscal Year 2022 and ongoing through Fiscal Year 2025, the Corporate Governance and Nominating Committee has committed to overseeing a deliberate and gradual board refresh that is aimed at transforming and optimizing the Board’s composition. The goals of the Board Succession process are to bring in new members, enhance diversity, ensure a gradual but effective transition of knowledge while maintaining an appropriate balance of skills, and introduce, where appropriate, additional mining engineering skills. The Board Succession and refresh process is a multi-year commitment, and may result, from time to time, a periodic imbalance of gender diversity and independence. The Corporation’s long-term commitment is to attain female representation, while balancing the above-mentioned strategic priorities.

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7.       Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Corporate Governance and Nominating Committee of the Board. The Corporate Governance and Nominating Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

The Corporate Governance and Nominating Committee is comprised of three directors: Richard Steinberg (Chair), Norman Betts and Shubo Rakhit, all of whom are independent for the purposes of NI 58-101.

The Corporate Governance and Nominating Committee meets to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Corporate Governance and Nominating Committee feels are similarly placed within the same business development of the Corporation.

GGA has been retained as external advisors to assist the committee on compensation and the Corporation in determining compensation the past few years

8.       Other Board Committees

The Board currently has appointed three committees; an Audit and Risk Management Committee, a Corporate Governance and Nominating Committee, and a Technical Committee.

The Audit and Risk Management Committee is described above under “Composition of the Audit and Risk Management Committee.”

The Corporate Governance and Nominating Committee is described above under “Compensation” and “Nomination of Directors.”

The Technical Committee was formed on July 11, 2025, and is comprised of John McVey (Chair), Stephen Mullowney and Richard Boffey. The Technical Committee meets regularly on an informal basis and is responsible for technical oversite, risk management, project evaluation, health, safety and environmental oversight, innovation and technical adoption, regulatory compliance and governance, and reporting and communication to the Board.

9.       Assessments

Due to the size of the Board, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees. The Board conducts an annual review/evaluation process through a questionnaire which is designed to provide directors with an opportunity to assess the Board’s performance and make suggestions for improvement. The completed questionnaires are submitted to the Chair of the Audit and Risk Management Committee, who reviews the evaluations and submits a summary to the Board.

The Board, as a whole, is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness on a continuous basis. The Board has functioned independently and is of the opinion that it can continue to do so as required. When necessary or desirable, the Board will establish committees comprised of members who are independent with respect to the matter under consideration.

The Board monitors its size and skills make-up of the Board on an ongoing basis to ensure effective decision-making. Given the Corporation’s needs, John McVey was added to the Board during Fiscal Year 2025 to provide specific skills and knowledge in mine operations, specifically underground mine development.

10.        Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors or other mechanisms for Board renewal. The Corporate Governance and Nominating Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

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The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Corporation. For additional information regarding board renewal, refer to Board Succession under the Nomination of Directors section.

11.        Policies Regarding the Representation of Women on the Board

The Corporation has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of the Corporation would be better served by ensuring that Board candidates are identified and selected from the widest possible pool of potential candidates. The goal of this process is to create a Board that, as a whole, consists of individuals with various and relevant career experience, knowledge of the mining industry, and financial or other specialized expertise. A formalized written diversity policy governing the identification and selection of potential candidates may unduly restrict the Board's ability to identify and nominate the best candidates.

12.        Consideration of the Representation of Women in the Director Identification and Selection Process

The Corporate Governance and Nominating Committee, under the supervision of the Board, is responsible for establishing qualifications and skills necessary for an effective Board and for the various committees of the Board, including, but not limited to, factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity, which includes diversity in gender, age, ethnicity and cultural background, is one of the factors considered in the Corporation's director identification and selection process, other factors, such as professional experience, particular areas of expertise, and personal character, are also taken into consideration. The Corporate Governance and Nominating Committee has held extensive discussions regarding gender diversity and its benefits, and the Corporation remains committed to promote and advance gender diversity on the Board, as well as at the senior levels of management. In light of the Corporation's view that candidates should be selected from the widest possible pool of qualified individuals, the Board will ensure, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that, where possible, new appointments will advance the Corporation's commitment to diversity. See also “Targets Regarding the Representation of Women on the Board and in Executive Officer Positions” below.

13.        Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation's views with respect to the representation of women in executive officer positions when making executive officer appointments are consistent with its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Corporation believes that decisions to hire or promote an individual should be based on that person's professional experience, particular areas of expertise, character and merit. Accordingly, factors including but not limited to the level of representation of women in executive officer positions, professional experience, areas of expertise and personal character are considered when making executive officer appointments.

14.        Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a formal target regarding the representation of women on the Board or in executive officer positions for the reasons set out above. The Corporation believes that adopting such a target may unduly restrict its ability to select, hire, or promote the best candidate for the position in question.

15.        Number of Women and Diversity on the Board and in Executive Officer Positions

The Corporation currently has no female directors on the Board and no female officers on the Corporation's management team. The Board is currently comprised of 20% diverse members. The board of directors of Buckreef Gold Company Ltd., the Corporation's subsidiary, is currently comprised of 71% diverse members, including one female director.

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ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca. Copies of the Corporation’s financial statements and Management’s Discussion & Analysis for the year ended August 31, 2025 are also available on SEDAR+ or may be obtained by any person upon receipt of a request in writing to the Corporation at IR@trxgold.com. Such copies will be sent to any shareholder without charge. Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its mostly recently completed financial year.

PROPOSALS OF SHAREHOLDERS FOR PRESENTATION
AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS

We anticipate that the next annual meeting of shareholders will be held in February 2027. Any shareholder who desires to submit a proper proposal for inclusion in the meeting materials related to the next annual meeting of shareholders must do so in writing in accordance with the Business Corporations Act (British Columbia), at it must be received by the Corporation at its head office no later than November 25, 2026, in order to be considered for inclusion in the meeting material for the 2027 annual meeting of shareholders. For proposals sought to be included in the Corporation’s meeting materials, the proponent must be a record or beneficial owner entitled to vote on such proposal at the next annual meeting and must continue to own such security entitling such right to vote through the date on which the meeting is held.

BOARD APPROVAL

The Board has approved the content and distribution of this Information Circular.

DATED at Oakville, Ontario, this 9th day of January, 2026.

ON BEHALF OF THE BOARD OF DIRECTORS

TRX GOLD CORPORATION

“Shubo Rakhit”
Shubo Rakhit,
Chairman